Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Senior Sales and Marketing Appointment

Hong Kong, August 12, 2020 – UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced the recent appointment of Mr. Xinquan (Victor) Xu as Co-Chief Sales Officer. Mr. Xu possesses strong track record in managing the end to end product cycle from development to strategic global marketing of consumer goods such as mobile phone products, in addition to his extensive and deep cross-industry background and experience such as the internet, telecommunications, mobile phone industries. He previously held senior executive roles in various renowned corporations including Huawei Technologies and JD.com, Inc. Mr. Xu received his bachelor’s degree in Electrical Engineering from Tsinghua University and his master’s degree in Artificial Intelligence and Robotics from Bauman Moscow State Technical University. Mr. Xu received his honorary doctorate’s degree in Telecom Economics from Moscow State Aviation Institute. Mr. Xu is an academician of International Telecom Academy. Mr. Wen Gao will continue to serve as the Company’s Chief Sales Officer until December 31, 2020, and Mr. Xu will become the Chief Sales Officer of the Company on January 1, 2021.

“We are delighted to welcome Victor to our uCloudlink family,” said Chaohui Chen, Director and CEO of uCloudlink. Victor’s extensive international experience and proven track record in the internet, telecommunications and mobile phone industries make him an invaluable resource for us in growing our global data traffic sharing platform. His appointment strategically elevates our sales, marketing and customer engagement initiatives to better meet the growing demand for our innovative high-tech services and products around the world. I am confident by drawing on his years of cross-industry experience, global perspective and strong sales management skills, Victor will bring strategic value to our teams and drive growth in key areas of our expansion.  We are happy to have a person of his caliber and experience joining uCloudlink.”

“I fully recognize and acknowledge uCloudlink’s vision and philosophy and I am excited to partner with the senior team in redefining the mobile data connectivity experience through Cloud SIM technology and architecture,” commented Victor Xu. “It is an honor to be part of the efforts providing value and services to both users and carriers with better network quality and connection at any time, enabling not just “connected” but “superior connection”.  We are at an exciting point in history and on the launch pad of a new era in mobile data connectivity. I look forward to building upon the Company’s current successes and bringing my sales and management expertise as well as multi-industry and multi-national background to uCloudlink as we continue to capture the large global market opportunity.”

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, all while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as uCloudlink’s strategic and operational plans, contain forward-looking statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

3